Alberta Securities Commission (Principal Regulator)

British Columbia Securities Commission

NOTICE OF CHANGE OF AUDITOR

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.) (the "Company") hereby gives notice, pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

1. RSM Alberta LLP resigned as auditor of the Company effective December 22, 2021 on its own initiative, and Weaver and Tidwell, LLP has been appointed as auditor of the Company effective December 22, 2021, subject to completion of Weaver's standard client acceptance procedures and execution of an engagement letter.

2. Both the resignation of RSM Alberta LLP and the appointment of Weaver and Tidwell, LLP were considered and approved by the Board of Directors of the Company.

3. There have been no reservations in the reports of RSM Alberta LLP on the financial statements of the Company during the period when RSM Alberta LLP was the auditor of the Company or during the period when RSM Alberta LLP was the auditor of HB2 Origination, LLC, the reverse takeover acquiror of the Company.

4. There have been no reportable events (as such term is defined in NI 51-102) between the Company and RSM Alberta LLP.

DATED as of the 22nd day of December, 2021.

ALPINE SUMMIT ENERGY PARTNERS, INC.

By:	"Darren Moulds"
Darren Moulds Chief Financial Officer